UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 (Amendment No. 1)*

Under the Securities Exchange Act of 1934

GVI Security Solutions, Inc.
(Name of Issuer) Common Stock, $0.001 par value
(Title of Class of Securities) 36242E 10 1
(CUSIP Number) W. Scott Wallace, Esq. Haynes and Boone, LLP 901 Main Street, Suite 3100 Dallas, Texas 75202 (214) 651-5587
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 15, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 36242E 10 1	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Patricia W. Wade
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,677,844
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,677,844
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,677,844
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”) and is being filed on behalf of the Reporting Person to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2006 to reflect the change in beneficial ownership of the Reporting Person. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meaning given to them in the Schedule 13D previously filed with the SEC.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The Reporting Person disposed of 1,814,442 shares of Common Stock in open market transactions and currently owns 1,677,844 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of March 17, 2006, the Reporting Person was the beneficial owner of 1,677,844 shares of Common Stock (which represents approximately 3.3% of the Issuer’s outstanding Common Stock as of November 11, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2005).

(b)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Patricia W. Wade	1,677,844	0	1,677,844	0

(c) During the past sixty days, the Reporting Person effected the following sales of Common Stock in open market transactions:

Date	Price	Number of Shares
2/16/2006	$0.33	18,400
2/17/2006	$0.33	500
2/17/2006	$0.33	5,000
2/17/2006	$0.33	5,000
2/17/2006	$0.33	1,099
3/13/2006	$0.30	8,600
3/13/2006	$0.29	5,000
3/15/2006	$0.27	6,500
3/15/2006	$0.26	1,670,000
3/15/2006	$0.26	94,343

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on March 15, 2006.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 21, 2006	By:	/s/ Patricia W. Wade
Patricia W. Wade